Key Highlights for the year ended 31 December 2009

Jakarta, 8 March 2010. PT Indosat Tbk (“Indosat” or the “Company”) is pleased to report headline numbers of its operational and audited financial results for the year ended 31 December 2009. The financial statements have been prepared in accordance with Indonesian Generally Accepted Accounting Principles (GAAP).

Key Highlights for the year ended 31 December 2009 compared to results for the year ended 31 December 2008:

	FY 2008	FY 2009	% Change
Operating Revenues (IDRbn)	18,659.1	18,393.0	-1.4
Operating Expenses (IDRbn)	13,925.9	15,180.0	9.0
EBITDA* (IDRbn)	9,289.2	8,774.4	-5.6
EBITDA Margin (%)	49.8	47.7	-2.1
Net Income (IDRbn)	1,878.5	1,498.2	-20.2
Total Debt (IDRbn)	21,756.7	25,474.4	17.1
Total cellular subscribers (million)	36.5	33.1	-9.3

Indosat’s reporting of key highlights today coincides with the release of Qatar Telecom Q.S.C. (“Qtel”) results for the year ended 31 December 2009. As the majority shareholder in Indosat, Qtel fully consolidates Indosat’s results in its own financial reports.

“We have seen a recovery in operational and financial metrics which began to take shape in the third quarter, and which has carried through the end of 2009. These positive improvements are a clear signal in the strength of Indosat’s ability to execute a balanced value driven strategy. The net addition of 4.4 million cellular customers in 4Q 2009 drove a quarterly increase in cellular revenues of more than 12%. We continue to refine and focus our offerings in order to provide the best quality of services and product innovations in the industry, which will increase both customers and stakeholder value” said Harry Sasongko, President Director and CEO of Indosat.

Indosat plans to file FY 2009 audited results on the 24th of March 2010. An analyst and investor call will be held shortly thereafter.

*EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service StarOne and Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSDPA technology. And the company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Investor Relations

Tel:   62-21-3869615

Fax:  62-21-30003757

Corporate Secretary

Tel:   62-21-3869614

Fax:  62-21-30003754

Email:

    investor@indosat.com

Website:   www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.